EXHIBIT 99.1

[LOGO]
MARCH 15, 2000

FOR IMMEDIATE RELEASE

                         BP AMOCO AND ARCO AGREE TO SELL

                        ALASKA BUSINESSES FOR $7 BILLION

BP Amoco and Atlantic Richfield Co (ARCO) today announced that they have agreed to sell ARCO's Alaskan businesses to Phillips Petroleum Co of Bartlesville, Oklahoma for $7 billion.

The sale, which is subject to completion of the ARCO combination, is intended to address anti-trust concerns of the US Federal Trade Commission (FTC). BP Amoco is currently in negotiation with the FTC to obtain a consent order for the combination which was announced last April.

BP Amoco and ARCO have agreed jointly with the FTC, the US West Coast states and Alaska to suspend litigation - originally scheduled to begin in California on March 20 - pending the outcome of those negotiations.

BP Amoco chief  executive  Sir John Browne and ARCO  chairman  Mike Bowlin said:
"After months of uncertainty for staff and customers of BP Amoco and ARCO, and the states and communities where we operate, we are pleased to be in discussions with the FTC. Those discussions are constructive and today's sale agreement greatly advances the prospects for their successful conclusion."

Browne described the price for the Alaskan businesses as "highly competitive" and said that the combination with ARCO remained an excellent deal for BP Amoco.

The sale to Phillips of all ARCO's Alaskan businesses includes a 21.9 per cent interest in the Prudhoe Bay oil rim and 42.6 per cent of the gas cap, a 55 per cent interest in the greater Kuparuk area and a 78 per cent stake in the Alpine field. The package also includes 1.1 million net exploration acres, a 22.3 per cent interest in the Trans-Alaska pipeline, and ARCO's crude oil shipping fleet which includes six tankers in service and three under construction. The booked reserves being sold total 1.9 billion barrels of oil equivalent.

The $7 billion price for the Alaskan businesses is made up of approximately $6.5 billion for the field, pipeline and shipping operations and assets, plus a supplemental payment of $500 million accruing as the WTI crude price exceeds $25 a barrel, retroactive to January 1. There will also be a payment of some $150 million for crude oil inventories.


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